SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 10)



                      HARRIS & HARRIS GROUP, INC.
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                           (Name of Issuer)


                  COMMON STOCK, par value $ .01 per share
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                    (Title of Class of Securities)


                                413833104
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                             (CUSIP Number)


                            Charles E. Harris
                         Harris & Harris Group, Inc.
                     One Rockefeller Plaza, Suite 1430
                          New York, New York 10020
                              (212) 332-3600
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             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             December 7, 1999
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          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.     / /

Check the following box if a fee is being paid with the statement.     / /

Documents Incorporated by Reference: Schedule 13D dated April 13, 1984, as amended by Amendment No. 1 dated January 3, 1986, Amendment No. 2 dated January 10, 1986, Amendment No. 3 dated March 31, 1986, Amendment No. 4 dated May 9, 1986, Amendment No. 5 dated December 19, 1991, Amendment No. 6 dated November 17, 1993, Amendment No. 7 dated December 23, 1993, Amendment No. 8 filed October 12, 1997, and Amendment No. 9 dated December 31, 1997 (the "Original 13D").

                               Page 1 of 7 Pages

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CUSIP NO. - 413833104
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(1)  Name of reporting person  . . . . . . . . . . . . .Charles E. Harris
     S.S. or IRS No. of above person . . . . . . . . . .###-##-####
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(2)  Check the appropriate box if a member of a group. . (a) [     ]
                 . . . . . . . . . . . . . . . . . . . . (b) [     ]
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(3)  SEC use only  . . . . . . . . . . . . . . . . . . .
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(4)  Source of funds . . . . . . . . . . . . . . . . . .
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(5)  Check if disclosure of legal proceedings
     is required pursuant to Items 2(d) or 2(e). . . . .      [     ]
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(6)  Citizenship or place of organization. . . . . . . .  United States
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Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power . . . . . . . . . . . . . . . . .       8,500
(8)  Shared voting power . . . . . . . . . . . . . . . .     103,885 (1)
(9)  Sole dispositive power. . . . . . . . . . . . . . .       8,500
(10) Shared dispositive power. . . . . . . . . . . . . .     103,885 (1)
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(11) Aggregate amount beneficially
     owned by each reporting person. . . . . . . . . . .     988,212 (1)
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(12) Check if the aggregate amount in
     Row (11) excludes certain shares. . . . . . . . . .         X
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(13) Percent of class represented
     by amount in Row (11) . . . . . . . . . . . . . . .       10.69%
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(14) Type of reporting person. . . . . . . . . . . . . .        IND
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(1)  Includes 103,885 shares owned by the Susan T. and Charles E. Harris
     Foundation in which Susan T. and Charles E. Harris are named trustees. Voting and dispositive power are vested with the trustees.

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CUSIP NO. - 413833104
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(1)  Name of reporting person. . . . . . . . . . . . . .  Susan T. Harris
     S.S. or IRS No. of above person . . . . . . . . . .  ###-##-####
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(2)  Check the appropriate box if a member of a group. .   (a)  [    ]
                         . . . . . . . . . . . . . . . .   (b)  [    ]
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(3)  SEC use only. . . . . . . . . . . . . . . . . . . .
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(4)  Source of funds . . . . . . . . . . . . . . . . . .
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(5)  Check if disclosure of legal proceedings
     is required pursuant to Items 2(d) or 2(e). . . . .        [    ]
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(6)  Citizenship or place of organization. . . . . . . .   United States
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Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power . . . . . . . . . . . . . . . . .       875,827
(8)  Shared voting power . . . . . . . . . . . . . . . .       103,885 (1)
(9)  Sole dispositive power. . . . . . . . . . . . . . .       875,827
(10) Shared dispositive power. . . . . . . . . . . . . .       103,885 (1)
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(11) Aggregate amount beneficially
     owned by each reporting person. . . . . . . . . . .       988,212 (1)
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(12) Check if the aggregate amount in
     Row (11) excludes certain shares. . . . . . . . . .          X
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(13) Percent of class represented
     by amount in Row (11) . . . . . . . . . . . . . . .        10.69%
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(14) Type of reporting person. . . . . . . . . . . . . .         IND
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(1)  Includes 103,885 shares owned by the Susan T. and Charles E. Harris
     Foundation in which Susan T. and Charles E. Harris are named trustees. Voting and dispositive power are vested with the trustees.

Item 1.  Security and Issuer.

   The class of equity securities to which this statement relates is the common stock, par value $.01 per share, (the "Common Stock") of Harris & Harris Group, Inc., a New York Corporation (the "Company"). The address of the principal executive offices of the Company is One Rockefeller Plaza, Suite 1430, Rockefeller Center, New York, New York 10020.

Item 2.  Identity and Background.

   (a) The reporting persons are Charles E. Harris (Mr. Harris) and Susan T. Harris (Mrs. Harris).

   (b) Mr. Harris's business address is Harris & Harris Group, Inc. One Rockefeller Plaza, Suite 1430, New York, New York 10020. Mrs. Harris's business address is Harris & Harris Enterprises, Inc., One Rockefeller Plaza, Suite 1430, New York NY 10020.

   (c) Mr. Harris is Chairman and Chief Executive Officer of the Company. Mrs. Harris is a financial public relations consultant and is employed by Harris & Harris Enterprises, Inc. a fully-owned subsidiary of Harris & Harris Group, Inc.

   (d) Neither of the reporting persons has during the last five years been convicted in a criminal proceeding.

   (e) Mr. Harris and Mrs. Harris have not been and are not subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   (f) Mr. Harris and Mrs. Harris are husband and wife and are citizens of the United States of America.

Item 3.  Sources and Amount of Funds of Other Consideration.

   Not applicable

Item 4.  Purpose of Transaction.

   Mrs. Harris has recently disposed of 479,349 shares of the Common Stock for the purposes of diversifying her investment holdings in connection with recent appreciation of the stock of the Company in accordance with the requirements of rule 144. Mrs. Harris does not intend to sell additional shares in the next three months.

Item 5.  Interest in Securities of the Issuer.

   Mr. Charles E. Harris and Mrs. Susan T. Harris, are the beneficial owners of 988,212 shares of common stock of Harris & Harris Group, Inc., (the "Common Stock") including 103,885 shares owned by the Susan T. and Charles E. Harris Foundation in which Susan T. and Charles E. Harris are named trustees (the power to vote and dispose of the shares is vested with the trustees). Such shares represent 10.69% of the outstanding class of the Common Stock.

   Mr. Harris has sole power to vote and dispose of 8,500 shares of Common Stock. Mrs. Harris has sole power to vote and dispose of 875,827 shares of Common Stock. Mr. and Mrs. Harris have shared power to vote and dispose of the 103,885 shares held by the Susan T. and Charles E. Harris Foundation.

   Mr. and Mrs. Harris make independent decisions with respect to the shares beneficially owned or controlled by them individually and specifically disclaim that they are members of a group.

   Mr. Harris disclaims beneficial ownership of the 875,827 shares of Common Stock over which Mrs. Harris has sole voting and dispositive power. Mrs. Harris disclaims beneficial ownership of the 8,500 shares of Common Stock over which Mr. Harris has sole voting and dispositive power.

   Mrs. Harris sold the shares on the NASDAQ National Market exchange as follows:

   Date                  Number of Shares   Gross Sales Price Per Share

   December 7, 1999              31,000               7.75
   December 8, 1999             250,000              9.375
   December 8, 1999             142,349               7.75
   December 9, 1999              27,500             10.375
   December 10, 1999             22,500             10.5625
   December 10, 1999              6,000             11.75

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   The Employment Agreement between Harris & Harris Group, Inc. and Charles
E. Harris, dated October 19, 1999, is hereby incorporated by reference from the Company's Form 8-K as filed with the Securities & Exchange Commission October 27, 1999.

Item 7.  Material to be Filed as Exhibits.

   None

                                  SIGNATURE

   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 1999

                                            /s/ Charles E. Harris
                                            ---------------------
                                            Charles E. Harris

                                 SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 1999

                                            /s/ Susan T. Harris
                                            -------------------
                                            Susan T. Harris


                                7 of 7

Exhibit 1

   The undersigned, Charles E. Harris and Susan T. Harris, hereby agree to file jointly this 13D and all amendments, with respect to the common stock of Harris & Harris Group, Inc., but disclaim that they are a group.


December 10, 1999

                                            /s/ Charles E. Harris
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                                            Charles E. Harris


                                            /s/ Susan T. Harris
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                                            Susan T. Harris